LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

December 23, 2009

Security and Exchange Commission

450 5th Street

Washington DC 20549

Re:

Archer Investment Series Trust - Form N1-A

Request for Expedited Review

Dear Sir or Madam:

Kindly accept this correspondence  relative to our client’s filing of its initial registration statement Form N1-A and its request for expedited review.  Pursuant to my telephone conversation with Branch Chief, Mr. DeMichaelis, I am accompanying this filing with the following summary of the background and purpose of the filing.

The Archer Investment Series Trust (formerly know as “Archer Series Trust”) is a newly formed Ohio business trust.   The Archer Balanced Fund is the Trust’s only series. Its formation is pursuant to a contemplated tax-free reorganization between the Archer Balanced Fund, a separate series of the Unified Series Trust (“Transferring Fund”) and our client the Archer Balanced Fund, a separate series of the Archer Investment Series Trust (“Acquiring Fund”). The Transferring Fund has been in existence since 2005 and has been reviewed as part of the Unified Series Trust’s filings through Branch 22 during that time period.

Archer Investment Corporation is the current investment advisor of the Transferring Fund and will continue as the Advisor for the Acquiring Fund. Accordingly, the Advisor will continue to operate the Acquiring Fund under the identical investment objectives, principals, strategies and contractual obligations as those existing with the Transferring Fund.  Further, the custodian will remain the same. It is also contemplated that the Acquiring Fund will be contracting with Mutual Shareholder Services, LLC to perform the transfer agency and accounting functions on behalf of the Acquiring Fund.  This is a change from the Transferring Fund.  It is also contemplated that the Acquiring Fund will use the Transferring Fund’s (Predecessor Fund) historical financial information. This filing incorporates the contemplated new service provider relationships and recently approved N1-A amendments.

Respectfully, in light of the circumstances explained above, we are asking that this filing be reviewed in an expedited manner.  Thank you for your kind attention to this matter.  Should you have any questions, please contact me.

Very truly yours,

C. Richard Ropka, Esq.

CRR/ks